# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stablecoin Development Corp, CIK 0001389545
CUSIP: 66987P508
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 222 LAKEVIEW AVE, SUITE 800, WEST PALM BEACH, Florida (FL), 33401
Date of event which requires filing of this statement: 10/21/2026
Amends the filing with accession number 0001437749-26-018547
Filed by CIK 0002137030
Persons authorized to receive notices and communications: David Garcia, PO Box 144, 9 Forum Lane, Suite 3119, Camana Bay, George Town, Cayman Islands (E9), KY 1-9006, 345-749-9601

## Reporting persons
- Sky Frontier Foundation (CIK 0002137030): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 8,115,087; shared voting power 0; sole dispositive power 8,115,087; shared dispositive power 0; aggregate amount beneficially owned 8,115,087 (9.9% of the class); the aggregate amount excludes certain shares
  Comment: Non-U.S. Foundation
  
  This Amendment No. 3 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 27, 2026, as amended by Amendment No. 1 filed on July 22, 2026 and as further amended by Amendment No. 2 filed on August 21, 2026 (as so amended, the "Schedule 13D"), by Sky Frontier Foundation (the "Reporting Person"), relating to the common stock, $0.01 par value per share (the "Common Stock"), of Stablecoin Development Corp (the "Issuer"). Capitalized terms used but not defined in this Amendment have the meanings given to them in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D remains in full force and effect.
  
  This Amendment is being filed to report (i) a change in the Reporting Person's beneficial ownership resulting from an increase in the number of outstanding shares of Common Stock and (ii) the appointment of the Reporting Person's nominee to the Issuer's board of directors, as described in Item 4. As reported in the Issuer's Pre-Effective Amendment No. 3 to its Registration Statement on Form S-3 (File No. 333-298229) filed on October 26, 2026 (the "Registration Statement Amendment"), 73,117,016 shares of Common Stock were outstanding as of October 21, 2026. The 10,000,000 shares of Common Stock underlying the first and second tranches of the Warrant are currently exercisable. Because the Beneficial Ownership Limitation restricts the Reporting Person from exercising the Warrant to the extent that, after giving effect to such exercise, the Reporting Person would beneficially own more than 9.99% of the outstanding Common Stock, the Reporting Person may be deemed to beneficially own 8,115,087 shares of Common Stock, representing approximately 9.99% of the outstanding Common Stock. The Reporting Person has not exercised any portion of the Warrant.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Stablecoin Development Corp
Address of issuer's principal executive offices: 222 LAKEVIEW AVE, SUITE 800, WEST PALM BEACH, Florida (FL), 33401

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person has exercised its right under the IRA to nominate one director to the Issuer's board of directors. On September 2, 2026, the Issuer's board of directors appointed David Garcia Rios as a Class II director of the Issuer, with a term expiring at the Issuer's 2027 annual meeting of stockholders.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of October 21, 2026, the Reporting Person may be deemed to beneficially own 8,115,087 shares of Common Stock, representing approximately 9.99% of the outstanding Common Stock. The percentage is calculated based on 73,117,016 shares of Common Stock outstanding as of October 21, 2026, as reported in the Registration Statement Amendment, plus the 8,115,087 shares issuable to the Reporting Person upon exercise of the Warrant within 60 days. As of October 21, 2026, the 10,000,000 shares underlying the first and second tranches of the Warrant are exercisable. However, the Beneficial Ownership Limitation restricts the Reporting Person from exercising the Warrant to the extent that, after giving effect to such exercise, the Reporting Person would beneficially own more than 9.99% of the outstanding Common Stock. Accordingly, only 8,115,087 shares are included in the Reporting Person's beneficial ownership. The Reporting Person disclaims beneficial ownership of any shares issuable upon exercise of the Warrant in excess of the Beneficial Ownership Limitation.
Number of shares as to which each person has sole or shared power to vote or dispose: (i) Sole power to vote or to direct the vote: 8,115,087 (ii) Shared power to vote or to direct the vote: 0 (iii) Sole power to dispose or to direct the disposition: 8,115,087 (iv) Shared power to dispose or to direct the disposition: 0.
Transactions in the class effected during the past sixty days: Except as described in this Amendment, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days. The change in the Reporting Person's beneficial ownership resulted solely from the increase in the number of outstanding shares of Common Stock described in this Amendment, and not from the Reporting Person's exercise of the Warrant or any acquisition or disposition of Common Stock.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Sky Frontier Foundation: /s/ David Garcia, David Garcia, Director (10/29/2026)